

Mail Stop 7010

June 10, 2008

Mr. Walter S. Sobon
Executive VP and CFO
Constar International Inc.
One Crown Way
Philadelphia, PA 19154

>   **RE: Form 10-K for the fiscal year ended December 31, 2007**
>   **Form 10-Q for the period ended March 31, 2008**
>   **File No. 0-16496**

Dear Mr. Sobon:

We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements

Consolidated Statements of Cash Flows, page 50

1. We note your May 5, 2008 and May 30, 2008 responses to comment 3 of our
    letter dated April 23, 2008. In order for us to more clearly understand your
    accounting for book overdrafts please tell us the following:

    - Please confirm that your book overdrafts of $12.7 million and $3.6 million as
      of December 31, 2007 and 2006, respectively, represent outstanding checks
      which have been issued, are no longer in your custody, and have not yet been
      presented to the bank for payment as of year-end;
    - Please provide us with an itemization of the amount of cash and cash
      equivalents you held at each financial institution where you had an account as
      of December 31, 2007 and 2006, totaling to the balances shown on your
      Statements of Cash Flows of $4.3 million and $19.3 million, respectively;
    - Please provide us with an itemization demonstrating how much of the total $9
      million change in outstanding book overdrafts during the year ended
      December 31, 2007 was associated with each financial institution where you
      had an account during the year;
    - Describe the extent to which bank overdrafts at one financial institution can be
      offset by positive balances at other financial institutions. See paragraphs 5
      and 6 of FIN 39; and
    - To the extent that your cash receipts on any given day do not exceed the
      amount of outstanding checks presented for payment, resulting in a potential
      negative bank balance, please describe for us any overdraft protection or other
      arrangements with your financial institution whereby they are able to
      unilaterally withdraw funds from another account (either at the same or a
      different financial institution) to offset any potential negative bank balances in
      the account upon which your outstanding checks are written.

                              *   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your supplemental response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief